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                               HARRISON LAW, P.A.
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Diane J. Harrison                                  8955 U.S. Hwy 301 N., No. 203
Bar Admissions: Nevada and Florida                        Parrish, Florida 34219
www.harrisonlawpa.com                                      Phone: (941) 723-7564
                                                             Fax: (941) 531-4935
                                                         diane@harrisonlawpa.com

July 31, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

ATTENTION: Kevin Dougherty, Staff Attorney

RE:      First Independence Corp. ("the Company")
         Amendment No. 2 to Registration Statement on Form S-1
         File No. 333-180655 Filed May 21, 2012

Dear Mr. Dougherty:

In response to your letter of July 24, 2012 addressed to the Company with your comments on the Company's Registration Statement on Form S-1, filed June 28, 2012, we herewith transmit the Company's Third Amended Registration Statement on Form S-1 in response. Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner. For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

Financial Statements

1. Please file updated financial statements in accordance with Rule 8-08 of Regulation S-X. Please also update all related disclosures, such as management's discussion and analysis of financial condition and results of operations.

RESPONSE:

Financial statements were updated to include the period ended May 31, 2012

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosure(s):
1.  First Independence Corp.'s  Form S-1/A-3 Registration Statement